EXHIBIT 99.1

Estre Ambiental Announces First Half 2018
Earnings Release Date and Conference Call Details

SÃO PAULO, September 28, 2018 -- Estre Ambiental, Inc. (NASDAQ: ESTR),  (the “Company” or “Estre”), one of the leading waste management companies in Latin America, announced today that it expects to issue its first half 2018 results before the market opens on Thursday, October 4, 2018. Management plans to host an investor conference call that same day to discuss the results at 8:30 a.m. EST. The conference call will consist of prepared remarks from the Company and will include a question and answer session.

Investors may access the conference call by dialing 877-407-0792 toll free in the U.S. or 1-201-689-8263 internationally. A replay of the call will be available through October 11, 2018 by dialing 844-512-2921 toll fee in the U.S. or 1-412-317-6671 internationally, using conference ID 13683619.

About Estre

Estre is one of the leading waste management companies in Brazil and Latin America, as measured by disposal capacity, collection volume and market share. The Company provides a complete range of collection, transfer, recycling, treatment and disposal services and is present in seven Brazilian states where approximately 50% of the population live. Estre operates the largest landfill portfolio in Brazil, comprised of 13 landfills for non-hazardous residues and three landfills also handling hazardous residues. Estre’s waste management infrastructure also includes three landfill gas-to-energy facilities with an installed capacity of approximately 18 MW, as well as three hazardous and medical waste facilities. Additional information on Estre is available at http://www.estre.com.br/en/.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business, results and operations. Statements regarding the implementation of future actions, including with respect to the release of its financial results, plans or strategies, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws or regulations; the outcome of ongoing investigations and any new facts or information that may arise in relation thereto; the effectiveness of the Company’s risk management policies and procedures, including operational risk; the outcome of competitive bidding processes; litigation, such as class actions or tax assessments brought by governmental and regulatory agencies, general economic and market conditions, industry conditions, and operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations.

Contacts

Investor Relations
ir@estre.com.br
+55 11 3709-2365

Media Relations
press@estre.com.br
+55 11 3709-2421